

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

John Veltheer
Chief Executive and Financial Officer
Texada Ventures Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia V5Z 1K5

> **Re:** **Texada Ventures Inc.**
> **Form 10-KSB for the Fiscal Year Ended November 30, 2006**
> **Filed February 28, 2007**
> **Form 10-QSB for the Quarterly Period Ended May 31, 2007**
> **Filed July 16, 2007**
> **File No. 0-51563**

Dear Mr. Veltheer:

We have completed our review of your 2006 Form 10-KSB, and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief